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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 4)

NEXT LEVEL COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

65333U 10 4
(CUSIP Number)

Carol H. Forsyte
Motorola, Inc.
1303 East Algonquin Road, Schaumburg, IL 60196
(847) 576-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2002
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

        Note:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on the following pages)
(Page 1 of 16 pages)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65333U 10 4	13D	(Page 2 of 16)

1	NAME OF REPORTING PERSONS Motorola, Inc. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER
		128,980,553 (Includes 23,320,845 shares of common stock which are subject to warrants currently exercisable within 60 days 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock and 27,731,100 shares of common stock subject to Series A-1 Convertible Preferred Stock. See Item 4.)
SHARES
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER
		128,980,553 (Includes 23,320,845 shares of common stock which are subject to warrants currently exercisable within 60 days,13,824,884 shares of common stock subject to Series A Convertible Preferred Stock and 27,731,100 shares of common stock subject to Series A-1 Convertible Preferred Stock. See Item 4.)
PERSON
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
128,980,553 (Includes 23,320,845 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock and 27,731,100 shares of common stock subject to Series A-1 Convertible Preferred Stock. See Item 4.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.41% (See Item 5.)

14	TYPE OF REPORTING PERSON CO

STATEMENT PURSUANT TO RULE 13d-1

OF THE

GENERAL RULES AND REGULATIONS

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1. Security and Issuer.

        Item 1 is amended and restated to read as follows:

        This Amendment No. 4 to Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Shares"), of Next Level Communications, Inc., a Delaware corporation (the "Company") and amends and supplements all information contained in the initial statement on Schedule 13D (the "Initial Statement") filed on January 14, 2000, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 filed on June 15, 2001, March 6, 2002 and April 30, 2002, respectively by Motorola, Inc., a Delaware corporation ("Motorola").

        The Initial Statement amended and supplemented all information contained in an initial statement on Schedule 13D ("GI Schedule 13D") filed on November 22, 1999 by General Instrument Corporation, a Delaware corporation ("General Instrument"), the Voting Trust and the Trustee (each as defined and identified in the GI Schedule 13D) in which Shares were previously reported as beneficially owned by General Instrument. On January 5, 2000, pursuant to an agreement and plan of merger (the "Agreement and Plan of Merger"), dated September 14, 1999, General Instrument merged with and into Lucerne Acquisition Corp. ("Lucerne"), a Delaware corporation and a wholly-owned subsidiary of Motorola (the "Merger"). As a result of the Merger the separate corporate existence of Lucerne ceased, General Instrument continued as the surviving corporation as a wholly-owned subsidiary of Motorola, the Voting Trust was terminated and Motorola became the sole beneficial owner of the Shares of the Company held by General Instrument, with the sole voting and investment power with respect to such Shares. Consequently, since the date of the Merger Motorola has assumed the reporting obligations with respect to such Shares. Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to such terms in the GI Schedule 13D and are incorporated herein by reference.

        The Company's principal executive offices are at 6085 State Farm Drive, Rohnert Park, California 94928.

Item 2. Identity and Background.

        Item 2 is amended and restated to read as follows:

        (a) - (c), (f) This Statement is being filed by Motorola. Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196. Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include: (i) software-enhanced wireless telephone, two-way radio, messaging products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers; (ii) end-to-end systems for the delivery of interactive digital video, voice and high-speed data solutions for broadband operations; (iii) embedded semiconductor solutions for customers in the networking and computing, transportation wireless communications and digital consumer/home networking markets; and (iv) embedded electronic systems for automotive, industrial, transportation, navigation, communications and energy systems markets.

        The names, business addresses and present principal occupations or employment of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola's knowledge, except as noted on Appendix 1, all directors and executive officers of Motorola are citizens of the United States.

        (d) - (e) Neither Motorola, nor to the best of Motorola's knowledge, any of the directors or executive officers listed on Appendix 1 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 is amended and restated to read as follows:

        In connection with the Merger described above, each outstanding share of General Instrument common stock was exchanged for 0.575 shares of Motorola common stock, with cash in lieu of any fractional Motorola shares that former General Instrument stockholders would have otherwise received. As a result of the Merger, Motorola became the sole beneficial owner of the 64,103,724 Shares of the Company held by General Instrument, with the sole voting and investment power with respect to such Shares.

        On May 16, 2001, Motorola and the Company entered into a $60 million credit agreement (the "Credit Agreement"). Under the terms of the Credit Agreement, the Company granted Motorola warrants for up to 7,500,000 Shares (the "May Warrants"), all with an exercise price of $7.39 per share. The May Warrants expire on May 15, 2006 and are exercisable in varying increments described below in Item 4.

        On October 24, 2001, Motorola entered into: i) a Guarantee pursuant to which Motorola will guarantee the Company's $20 million mortgage loan obligation to a third party; and ii) an Environmental Indemnity Agreement in favor of the third party relating to real estate security. In exchange for Motorola entering into such agreements, the Company granted Motorola warrants for an additional 400,000 Shares ("Warrant No. 10"), all with an exercise price of $3.82 per share. Warrant No. 10 is currently exercisable and expires on October 23, 2006.

        On December 11, 2001, pursuant to an Amendment to the Credit Agreement (the "December 11, 2001 Amendment") between Motorola and the Company, Motorola agreed to provide an additional $20 million of loans ("$20 million tranche") to the Company. Under the terms of the December 11, 2001 Amendment, the Company granted to Motorola a convertible promissory note ("Convertible Promissory Note") that is convertible, at the option of Motorola, into Shares or other securities of the Company upon the same terms as will be offered to other investors in the Company's next future equity financing in excess of $15 million. If no such Company financing occurs and either (i) the Company delivers a notice of prepayment of this $20 million tranche or (ii) this $20 million tranche will mature within thirty days, then Motorola, at its option, can convert the outstanding principal and interest under the Convertible Promissory Note into Shares at a rate of $4.29 per share, subject to customary anti-dilution protection provisions. This $20 million tranche may not be prepaid while there are outstanding any other loans under the Credit Agreement, as amended. As additional consideration for entering into the December 11, 2001 Amendment, the Company granted Motorola an additional warrant to acquire 2,500,000 Shares ("Warrant No. 11"), all with an exercise price of $4.29 per share. Warrant No. 11 is currently exercisable and expires on December 10, 2006. The Convertible Promissory Note was converted to shares of Series A-1 Convertible Preferred Stock of the Company pursuant to the terms of a Securities Purchase Agreement dated as of June 25, 2002 between the Company and Motorola, as described below.

        On February 21, 2002, Motorola and the Company entered into a Securities Purchase Agreement (the "February 2002 Securities Purchase Agreement") whereby Motorola purchased 6,912,442 shares of the Series A Convertible Preferred Stock of the Company ("Series A Preferred") at a per share purchase price of $4.34, for a total purchase price of approximately $30 million. Each share of Series A Preferred is convertible into two shares of the Company's common stock; is entitled to cumulative dividends at an annual rate of 7.5%, payable in cash or additional shares of Series A Preferred; and is entitled to a liquidation preference of $10.85 in the event of insolvency or dissolution of the company, in the event of certain change in control, merger or consolidation events and in the event of sales or transfers of a material portion of Company's assets outside the ordinary course of business. In addition, a majority of the holders of the Series A Preferred may call for redemption on or after February 19, 2007 at a per share redemption price of $5.21. Further, each holder of Series A Preferred may vote its shares on an as-converted basis. Finally, certain material actions require the consent of a majority of the holders of the Series A Preferred. In addition, the Company granted Motorola a warrant for 3,456,221 Shares with an exercise price of $2.17 per share ("Warrant No. Series A 001") and a warrant for 3,456,221 Shares with an exercise price of $2.60 per share ("Warrant No. Series A 002"). The warrants are currently exercisable and expire on February 19, 2007.

        Pursuant to a commitment letter dated March 29, 2002 between Motorola and the Company (the "Commitment Letter"), Motorola agreed to provide an additional $35 million of funding (the "Financing Facility") to the Company. The Commitment Letter provides that Motorola has the option at the time of any drawdown thereunder by the Company of the Financing Facility to either treat such drawdown as (a) an increase in the aggregate principle amount of convertible secured debt owed by the Company to Motorola under the Credit Agreement as represented by the Convertible Promissory Note, or (b) as an additional preferred stock investment with terms (other than price) substantially identical to those contained in the February 2002 Securities Purchase Agreement. In either instance, the Company would grant Motorola warrant coverage consistent in amount with that given in connection with either the Convertible Promissory Note or the February 2002 Securities Purchase Agreement (the "March 2002 Warrants"). The pricing of any preferred stock investment or of any of the March 2002 Warrants will be the lower of the average of the closing prices of the Company's Shares for either (a) the five days prior to March 29, 2002, or (ii) five days prior to the particular drawdown by the Company. The Company drew down $13 million under the Financing Facility for shares of Series A-1 Convertible Preferred Stock of the Company pursuant to the terms of a Securities Purchase Agreement dated as of June 25, 2002 between the Company and Motorola, as described below.

        Pursuant to a letter to the NASD dated April 22, 2002 (the "Letter of Certification"), Motorola agreed that, within ten days of the execution of such letter, Motorola would execute and deliver to the Company a waiver pursuant to which it would, in its capacity as holder of the Company's Series A Preferred, agree: (i) to waive, through November 1, 2002, its right of redemption under Section B(2) of the Certificate of Designation of the Company's Series A Preferred in the event of a change of control or sale of a material portion of the Company's assets and (ii) not to transfer the Series A Preferred unless the transferee agrees in writing to be bound by the foregoing waiver.

        In addition, Motorola agreed in the Letter of Certification that it would undertake that to the extent necessary for the Company to achieve compliance with all current Nasdaq National Market listing requirements (including, when applicable, the stockholders' equity requirement) by June 30, 2002 and for the remainder of fiscal year 2002, it would: (a) modify all or a portion of its Financing Facility by amending the terms of the Financing Facility such that any drawdowns by the Company under the Financing Facility will be in exchange for the issuance of Series A Preferred subject to the waiver of the change of control redemption right described above; (b) if the modification to the Financing Facility contemplated by clause (a) is not sufficient for the Company to maintain compliance with the listing requirements, convert up to $6 million of the Company's existing indebtedness to Motorola to equity such that the converted indebtedness will be classified as equity on the Company's balance sheet on a going forward basis; and (c) if necessary to comply with the Nasdaq National Market's stockholders' equity requirement once it becomes mandatory in the fourth quarter of 2002, further amend the terms of the Series A Preferred such that it would be classified as equity on the Company's balance sheet on a going forward basis for purposes of the stockholders' equity listing requirement.

        The Letter of Certification also provided that the foregoing shall not limit the ability of Motorola and the Company to cause the Company to achieve and maintain compliance with all Nasdaq National Market listing requirements pursuant to reverse stock splits or other restructuring of Series A Preferred or indebtedness of the Company to Motorola in a manner so that such preferred stock or indebtedness would be classified as equity on the Company's balance sheet.

        As consideration for the Letter of Certification to NASD, the Company issued to Motorola the following warrants, exercisable five years from the date of the NASD letter all with an exercise price of $2.00 per share and expiring on April 22, 2012: (i) 100,000 warrants for the Letter of Certification and the overall contingent re-structuring; and (ii) 300,000 warrants for the waiver of the redemption in the event of a change of control relating to the $30 million Series A, collectively (the "A 003 Warrant").

        On June 25, 2002, Motorola and the Company entered into a Securities Purchase Agreement (the "June 2002 Securities Purchase Agreement") whereby Motorola purchased 277,311 shares of the Series A-1 Redeemable Convertible Preferred Stock of the Company ("Series A-1 Preferred") at a per share purchase price of $119.00, for a total purchase price of approximately $33 million. The total purchase price consisted of (i) the conversion of the $20 million under the Convertible Promissory Note issued by the Company to Motorola into shares of Series A-1 Preferred and (ii) cash in the amount of $13 million representing a drawdown on the Financing Facility. Each share of Series A-1 Preferred is initially convertible into 100 shares of the Company's common stock at an initial conversion price of $1.19 per share; is entitled to cumulative dividends at an annual rate of 7.5%, payable in cash or additional shares of Series A-1 Preferred; and is entitled to a liquidation preference of $297.50 per share in the event of insolvency or dissolution of the Company, in the event of certain change in control, merger or consolidation events and in the event of sales or transfers of a material portion of Company's assets outside the ordinary course of business. Motorola has waived its right to receive the liquidation preference in the event of a change of control or sale of a material portion of the Company's assets if such event occurs prior to November 1, 2002. Holders of a majority of the Series A-1 Preferred may require the Company to redeem the Series A-1 Preferred on or after June 25, 2007 at a per share redemption price of $142.80. Holders of Series A-1 Preferred may vote their shares together with holders of Common Stock on an as-converted to common stock basis, and certain material actions require the consent of holders of a majority of the Series A-1 Preferred. In connection with the issuance of the Series A-1 Preferred, the Company granted Motorola: (i) a warrant to purchase 6,008,403 shares of the Company's common stock which is currently exercisable with an exercise price of $1.19 per share and expiring on June 24, 2007 ("Warrant A-1-001") and (ii) a warrant to purchase 330,000 shares of the Company's common stock which is exercisable after June 25, 2007 with an exercise price of $2.00 per share expiring on June 24, 2012 ("Warrant A-1-002").

Item 4. Purpose of Transaction.

        Item 4 is amended and restated to read as follows:

        Beneficial ownership of the 64,103,724 Shares was acquired by Motorola as part of the Merger. Reference is made to Motorola's Registration Statement on Form S-4 (File No. 333-88735) for more information regarding the Merger, including the background and reasons therefore. Prior to the Merger, beneficial ownership of the 64,103,724 Shares was with General Instrument. Reference is made to the GI Schedule 13D for more information regarding beneficial ownership of such Shares by General Instrument, the Voting Trust and the Trustee.

        Prior to the Merger, the 64,103,724 Shares were held in the Voting Trust, which was terminated upon the Merger. Following such termination, such Shares were registered to General Instrument. Pursuant to the Corporate and Intercompany Agreement described in Item 6 below, upon termination of the Voting Trust, the Company's board of directors took action to appoint four Motorola employees as Company directors. As of June 30, 2002, the only Motorola employee who serves as a Company director is Eugene Delaney.

        On May 16, 2001, Motorola and the Company entered into the Credit Agreement. Under the terms of the Credit Agreement, the Company granted Motorola the May Warrants. All the May Warrants have an exercise price of $7.39 per share and expire on May 15, 2006. The May Warrants are exercisable in varying increments as follows: a) on May 16, 2001, (the "Effective Date") of the Credit Agreement, warrants for 1,500,000 Shares became exercisable; b) on May 18, 2001, warrants for an additional 1,500,000 Shares became exercisable when the Company's cumulative borrowing under the Credit Agreement exceeded $30 million; c) on June 20, 2001, warrants for an additional 750,000 Shares become exercisable when the Company's cumulative borrowing under the Agreement exceeded $40 million; d) on June 27, 2001, warrants for an additional 750,000 Shares become exercisable when the Company's cumulative borrowing under the Agreement exceeded $50 million; and e) warrants for an additional 3,000,000 Shares become exercisable in 1,000,000 increments on May 17, 2002, November 15, 2002 and February 17, 2003 respectively, unless prior to those dates the Company's borrowings under the Credit Agreement have been repaid in full and the Credit Agreement has been terminated. On May 30, 2002, pursuant to the terms of an Amendment to the Credit Agreement (the "May 30, 2002 Amendment") between Motorola and the Company, the exercise date of two of the May Warrants for 1,000,000 Shares each, exercisable on November 15, 2002 and February 17, 2003, respectively, was changed to May 30, 2002.

        On October 24, 2001, Motorola entered into: i) a Guarantee pursuant to which Motorola will guarantee the Company's $20 million mortgage loan obligation to a third party; and ii) an Environmental Indemnity Agreement in favor of the third party relating to real estate security. In exchange for Motorola entering into such agreements, the Company granted Motorola Warrant No. 10 for an additional 400,000 Shares, with an exercise price of $3.82 per share. Warrant No. 10 is currently exercisable and expires on October 23, 2006.

        Pursuant to the December 11, 2001 Amendment to the Credit Agreement, Motorola agreed to provide an additional $20 million tranche to the Company. Under the terms of the December 11, 2001 Amendment, the Company granted to Motorola the Convertible Promissory Note that is convertible, at the option of Motorola, into Shares or other securities of the Company upon the same terms as will be offered to other investors in the Company's next future equity financing in excess of $15 million. If no such Company financing occurs and either (i) the Company delivers a notice of prepayment of this $20 million tranche or (ii) this $20 million tranche will mature within thirty days, then Motorola, at its option, can convert the outstanding principal and interest under the Convertible Promissory Note into Shares at a rate of $4.29 per share, subject to customary anti-dilution protection provisions. This $20 million tranche may not be prepaid while there are outstanding any other loans under the Credit Agreement, as amended. As additional consideration for entering into the December 11, 2001 Amendment, the Company granted Motorola Warrant No. 11 to acquire 2,500,000 Shares, with an exercise price of $4.29 per share. Warrant No. 11 is currently exercisable and expires on December 10, 2006. The Convertible Promissory Note was converted to shares of the Series A-1 Preferred pursuant to the terms of the June 2002 Securities Purchase Agreement, as described below.

        On February 21, 2002, Motorola and the Company entered into the February 2002 Securities Purchase Agreement whereby Motorola purchased 6,912,442 shares of the Series A Preferred at a per share purchase price of $4.34, for a total purchase price of approximately $30 million. Each share of Series A Preferred is convertible into two shares of the Company's common stock; is entitled to cumulative dividends at an annual rate of 7.5%, payable in cash or additional shares of Series A

Preferred; and is entitled to a liquidation preference of $10.85 in the event of insolvency or dissolution of the company, in the event of certain change in control, merger or consolidation events and in the event of sales or transfers of a material portion of Company's assets outside the ordinary course of business. In addition, a majority of the holders of the Series A Preferred may call for redemption on or after February 19, 2007 at a per share redemption price of $5.21. Further, each holder of Series A Preferred may vote its shares on an as-converted basis. Finally, certain material actions require the consent of a majority of the holders of the Series A Preferred. In addition, the Company granted Motorola Warrant No. Series A 001 for 3,456,221 Shares with an exercise price of $2.17 per share and Warrant No. Series A 002 for 3,456,221 Shares with an exercise price of $2.60 per share. These warrants are currently exercisable and expire on February 19, 2007.

        Pursuant to the Commitment Letter, Motorola agreed to provide the Financing Facility to the Company. The Commitment Letter provides that Motorola has the option at the time of any drawdown thereunder by the Company of the Financing Facility to either treat such drawdown as (a) an increase in the aggregate principle amount of convertible secured debt owed by the Company to Motorola under the Credit Agreement as represented by the Convertible Promissory Note, or (b) as an additional preferred stock investment with terms (other than price) substantially identical to those contained in the Securities Purchase Agreement. In either instance, the Company would grant Motorola warrant coverage consistent in amount with that given in connection with either the Convertible Promissory Note or the February 2002 Securities Purchase Agreement. The pricing of any preferred stock investment or of any of the March 2002 Warrants will be the lower of the average of the closing prices of the Company's Shares for either (a) the five days prior to March 29, 2002, or (ii) five days prior to the particular drawdown by the Company. The Company drew down $13 million under the Financing Facility for shares of the Series A-1 Preferred pursuant to the terms of the June 2002 Securities Purchase Agreement, as described below.

        Pursuant to the Letter of Certification, Motorola agreed that, within ten days of the execution of such letter, Motorola would execute and deliver to the Company a waiver pursuant to which it would, in its capacity as holder of the Company's Series A Preferred, agree: (i) to waive, through November 1, 2002, its right of redemption under Section B(2) of the Certificate of Designation of the Company's Series A Preferred in the event of a change of control or sale of a material portion of the Company's assets and (ii) not to transfer the Series A Preferred unless the transferee agrees in writing to be bound by the foregoing waiver.

        In addition, Motorola agreed in the Letter of Certification that it would undertake that to the extent necessary for the Company to achieve compliance with all current Nasdaq National Market listing requirements (including, when applicable, the stockholders' equity requirement) by June 30, 2002 and for the remainder of fiscal year 2002, it would: (a) modify all or a portion of its Financing Facility by amending the terms of the Financing Facility such that any drawdowns by the Company under the Financing Facility will be in exchange for the issuance of Series A Preferred subject to the waiver of the change of control redemption right described above; (b) if the modification to the Financing Facility contemplated by clause (a) is not sufficient for the Company to maintain compliance with the listing requirements, convert up to $6 million of the Company's existing indebtedness to Motorola to equity such that the converted indebtedness will be classified as equity on the Company's balance sheet on a going forward basis; and (c) if necessary to comply with the Nasdaq National Market's stockholders' equity requirement once it becomes mandatory in the fourth quarter of 2002, further amend the terms of the Series A Preferred such that it would be classified as equity on the Company's balance sheet on a going forward basis for purposes of the stockholders' equity listing requirement.

        The Letter of Certification also provided that the foregoing shall not limit the ability of Motorola and the Company to cause the Company to achieve and maintain compliance with all Nasdaq National Market listing requirements pursuant to reverse stock splits or other restructuring of Series A Preferred or indebtedness of the Company to Motorola in a manner so that such preferred stock or indebtedness would be classified as equity on the Company's balance sheet.

        As consideration for the Letter of Certification to NASD, the Company issued to Motorola the following warrants, exercisable five years from the date of the NASD letter all with an exercise price of $2.00 per share and expiring on April 22, 2012: (i) 100,000 warrants for the Letter of Certification and the overall contingent re-structuring; and (ii) 300,000 warrants for the waiver of the redemption in the event of a change of control relating to the $30 million Series A.

        On June 25, 2002, Motorola and the Company entered into the June 2002 Securities Purchase Agreement whereby Motorola purchased 277,311 shares of the Series A-1 Preferred at a per share purchase price of $119.00, for a total purchase price of approximately $33 million. The total purchase price consisted of (i) the conversion of the $20 million under the Convertible Promissory Note issued by the Company to Motorola into shares of Series A-1 Preferred and (ii) cash in the amount of $13 million representing a drawdown on the Financing Facility. Each share of Series A-1 Preferred is initially convertible into 100 shares of the Company's common stock at an initial conversion price of $1.19 per share; is entitled to cumulative dividends at an annual rate of 7.5%, payable in cash or additional shares of Series A-1 Preferred; and is entitled to a liquidation preference of $297.50 per share in the event of insolvency or dissolution of the Company, in the event of certain change in control, merger or consolidation events and in the event of sales or transfers of a material portion of Company's assets outside the ordinary course of business. Motorola has waived its right to receive the liquidation preference in the event of a change of control or sale of a material portion of the Company's assets if such event occurs prior to November 1, 2002. Holders of a majority of the Series A-1 Preferred may require the Company to redeem the Series A-1 Preferred on or after June 25, 2007 at a per share redemption price of $142.80. Holders of Series A-1 Preferred may vote their shares together with holders of Common Stock on an as-converted to common stock basis, and certain material actions require the consent of holders of a majority of the Series A-1 Preferred. In connection with the issuance of the Series A-1 Preferred, the Company granted Motorola: (i) Warrant A-1-001 to purchase 6,008,403 shares of the Company's common stock which is currently exercisable with an exercise price of $1.19 per share and expiring on June 24, 2007 and (ii) a Warrant A-1-002 to purchase 330,000 shares of the Company's common stock which is exercisable after June 25, 2007 with an exercise price of $2.00 per share expiring on June 24, 2012.

        Of the 24,050,845 warrants for Shares currently held by Motorola, 23,320,845 are currently exercisable within 60 days and, 730,000 are not currently exercisable within 60 days. Each of the 6,912,442 shares of Series A Preferred are currently convertible into two shares of the Company's common stock for a total of 13,824,884 Shares and each of the 277,311 shares of Series A-1 Preferred are currently convertible into one hundred shares of the Company's common stock for a total of 27,731,100 Shares.

        As a result of the Merger, and the transactions described herein, Motorola is able to exercise a majority of the total voting power of the Company. As of June 30, 2002, Motorola has appointed one of the eight current directors. Except in connection with the agreements and arrangements described herein, Motorola has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 to Schedule 13D. Motorola does, however, expect to evaluate on an ongoing basis its intentions with respect to the Company and may determine to pursue one or more of the actions specified in Items (a) through (j).

        Motorola currently intends to maintain beneficial ownership of all of its Shares. However, Motorola may acquire beneficial ownership of additional Shares or sell or otherwise dispose of beneficial ownership of any or all of the Shares it beneficially owns. Motorola reserves the right to change its plans and intentions at any time and to take any action, with respect to the Company or any of its debt or equity securities, in any manner permitted by law.

Item 5. Interest in Securities of the Issuer.

        Item 5 is amended and restated to read as follows:

        (a) - (b) Motorola is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 128,980,553 Shares(1) (constituting 85.41% of the total outstanding Shares as determined pursuant to Rule 13d-3 under the Exchange Act). As to such Shares, Motorola has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all of the Shares.

(1)
Motorola's beneficial ownership of the Company's common stock consists of: (i) 64,103,724 Shares, (ii) 23,320,845 Shares deemed to be outstanding under Rule 13d-3(d) under the Exchange Act as a result of Motorola's ownership of warrants which are exercisable within 60 days for 23,320,845 Shares; (iii) 13,824,884 Shares deemed to be outstanding under Rule 13d-3(d) of the Exchange Act as a result of Motorola's ownership of 6,912,442 shares of Series A Preferred Stock (each share of Series A Preferred may be converted by Motorola into two Shares); and (iii) 27,731,100 Shares deemed to be outstanding under Rule 13d-3(d) of the Exchange Act as a result of Motorola's ownership of 277,311 shares of Series A-1 Preferred Stock (each share of Series A-1 Preferred may be converted by Motorola initially into one hundred Shares).

        (c) Glenn A. Gienko, Executive Vice President and Motorola Director of Human Relations of Motorola has shared voting and investment control of 1,000 Shares, a negligible percent of the total outstanding Shares. Except as described herein, neither Motorola nor, to the knowledge of Motorola, any of the individuals identified in Appendix 1 has executed any transactions in the Company's stock during the past 60 days.

        (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Motorola.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

        Item 6 is amended and restated to read as follows:

        General Instrument entered into the following agreements with respect to its ownership of the 64,103,724 Shares that are now beneficially owned by Motorola. The following summary of certain provisions of these agreements is qualified in its entirety by reference to these agreements themselves, which are filed as exhibits hereto and hereby incorporated by reference.

        Corporate and Intercompany Agreement.    General Instrument and the Company have entered into the Corporate and Intercompany Agreement, dated as of November 15, 1999, (the "Corporate and Intercompany Agreement") under which, among other things, the Company has granted General Instrument and its affiliates a continuing option to purchase additional Shares or shares of non-voting capital stock of the Company. If the Company issues any additional equity securities after its initial public offering, General Instrument and its affiliates may exercise this option to purchase: (i) Shares to the extent necessary for them to maintain their then-existing percentage of the total voting power; and (ii) shares of non-voting capital to the extent necessary to own 80% of any class of non-voting capital stock which may be outstanding. The purchase price of the Shares will be the market price of the common stock. The purchase price of non-voting capital stock will be the price at which third parties may purchase this stock. The stock option expires if General Instrument and its affiliates beneficially own less than 30% of the outstanding Shares.

        The Corporate and Intercompany Agreement also provides that, immediately upon the termination of the Voting Trust, the Company and its board of directors will take all actions necessary to appoint on the date of termination any number of additional directors nominated by General Instrument. As indicated in Item 4 above, upon the Merger, the Company's board appointed four individuals as Company directors at Motorola's request.

        Registration Rights Agreement dated November 15, 1999.    General Instrument, Spencer Trask Investors LLC ("Spencer Trask") and the Company entered into a registration rights agreement, dated as of November 15, 1999 (the "1999 Registration Rights Agreement"). Under the 1999 Registration Rights Agreement, the Company granted to these stockholders and their affiliates the right to request that the Company use its best efforts to register their Shares under federal and state securities laws so that they may sell or dispose of their Shares in accordance with these laws. So long as General Instrument and its affiliates own 30% of the Company's outstanding common stock, they will not be limited in the number of times they may make that request. After their ownership declines below that level, they will be able to cause the Company to effect up to four demand registration of their Shares. Under customary "piggy-back" registration rights, General Instrument and its affiliates will also be entitled to include their 64,103,724 Shares in all registrations of common stock that the Company makes, either for a sale by the Company or any of its stockholders, subject to customary exceptions. The Company will pay for all out-of-pocket expenses relating to these registrations and indemnify General Instrument and its affiliates against liabilities under securities laws. General Instrument and its affiliates may generally assign these registration rights to transferees of their 64,103,724 Shares.

        Motorola has entered into the following agreements with respect to its ownership of the Shares. The following summary of certain provisions of these agreements is qualified in its entirety by reference to these agreements themselves, which are filed as exhibits hereto and hereby incorporated by reference

        Credit Agreement, as amended.    On May 16, 2001, Motorola and the Company entered into a $60 million Credit Agreement. Under the terms of the Credit Agreement, the Company granted Motorola the May Warrants. The May Warrants expire on May 15, 2006 and are exercisable in varying increments as described above in Item 4.

        On December 11, 2001, pursuant to the December 11, 2001 Amendment to the Credit Agreement by Motorola and the Company, Motorola agreed to provide an additional $20 million of loans to the Company. Under the terms of the December 11, 2001 Amendment, the Company granted to Motorola a Convertible Promissory Note that is convertible, at the option of Motorola, into Shares or other securities of the Company upon the same terms as will be offered to other investors in the Company's next future equity financing in excess of $15 million. If no such Company financing occurs and either (i) the Company delivers a notice of prepayment of this $20 million tranche or (ii) this $20 million tranche will mature within thirty days, then Motorola, at its option, can convert the outstanding principal and interest under the Convertible Promissory Note into Shares at a rate of $4.29 per share, subject to customary anti-dilution protection provisions. This $20 million tranche may not be prepaid while there are outstanding any other loans under the Credit Agreement, as amended. As additional consideration for entering into the December 11, 2001 Amendment, the Company granted Motorola Warrant No. 11 to acquire 2,500,000 Shares, all with an exercise price of $4.29 per share. Warrant No. 11 is currently exercisable and expires on December 10, 2006. The Convertible Promissory Note was converted to shares of Series A-1 Preferred pursuant to the terms of the June 2002 Securities Purchase Agreement, as described below.

        Security Agreement.    As security for the obligations under the Credit Agreement the Company entered into a Security Agreement dated as of May 16, 2001 with Motorola, pursuant to which the Company granted to Motorola a security interest in substantially all of the personal property assets of the Company, including certain patents and patent applications. If the Company defaults under its obligations under the Credit Agreement, Motorola is entitled to exercise remedies with respect to the pledged assets, including those available to a secured party under the Uniform Commercial Code.

        Guarantee and Environmental Indemnity Agreements.    On October 24, 2001, Motorola entered into: i) a Guarantee pursuant to which Motorola will guarantee the Company's $20 million mortgage loan obligation to a third party; and ii) an Environmental Indemnity Agreement in favor of the third party relating to real estate security. In exchange for Motorola entering into the Guarantee and Environmental Indemnity Agreements, the Company granted Motorola warrants for an additional 400,000 shares of the Company's common stock with an exercise price of $3.82 per share. Warrant No. 10 is currently exercisable and expires on October 23, 2006.

        Securities Purchase Agreement dated February 21, 2002.    On February 21, 2002, Motorola purchased 6,912,442 shares of the Series A Preferred at a per share purchase price of $4.34, for a total purchase price of approximately $30 million. Pursuant to the February 2002 Securities Purchase Agreement, each share of Series A Preferred is convertible into two shares of the Company's common stock; is entitled to cumulative dividends at an annual rate of 7.5%, payable in cash or additional shares of Series A Preferred; and is entitled to a liquidation preference of $10.85 in the event of insolvency or dissolution of the company, in the event of certain change in control, merger or consolidation events and in the event of sales or transfers of a material portion of Company's assets outside the ordinary course of business. In addition, a majority of the holders of the Series A Preferred may call for redemption on or after February 19, 2007 at a per share redemption price of $5.21. Further, each holder of Series A Preferred may vote its shares on an as-converted basis. Finally, certain material actions require the consent of a majority of the holders of the Series A Preferred. As consideration for Motorola entering into the February 2002 Securities Purchase Agreement discussed above, the Company granted Motorola Warrant No. Series A 001 for 3,456,221 Shares with an exercise price of $2.17 per share. Warrant No. Series A 001 is currently exercisable and expires on February 19, 2007.As additional consideration for Motorola entering into the February 2002 Securities Purchase Agreement discussed above the Company granted Motorola Warrant No. Series A 002 for 3,456,221 Shares with an exercise price of $2.60 per share. Warrant No. Series A 002 is currently exercisable and expires on February 19, 2007.

        Registration Rights Agreement dated May 16, 2001 as amended.    Motorola and the Company entered into a Registration Rights Agreement dated as of May 16, 2001 ("2001 Registration Rights Agreement") pursuant to which the Company granted Motorola both demand registration rights (for up to four registrations) and piggyback registration rights related to Shares obtained in connection with the May Warrants. The Company further agreed to use its best efforts to ensure that the conditions to the availability of Rule 144 set forth in paragraph (c) thereof shall be satisfied, and to use its reasonable efforts to cause all conditions to the availability of Form S-3 to be met as soon as practicable after the date of the 2001 Registration Rights Agreement. In connection with the Guarantee, Environmental Indemnity Agreements and Warrant No. 10 discussed above, the 2001 Registration Rights Agreement was amended to provide that such agreement would cover any Shares issued pursuant to the Warrant No. 10. In connection with the December 11, 2001 Credit Agreement Amendment, Convertible Promissory Note and Warrant No. 11 discussed above, the 2001 Registration Rights Agreement was again amended to provide that any Shares issued pursuant to Warrant No. 11 or pursuant to the Convertible Promissory Note would be covered by such agreement. At the same time, the 2001 Registration Rights Agreement was also amended to increase the number of demand registration rights from four to five.

        Registration Rights Agreement dated February 20, 2002.    In connection with the Securities Purchase Agreement, Warrant No. Series A 001 and Warrant No. Series A 002 discussed above, the Company also entered into a Registration Rights Agreement ("February 2002 Registration Rights Agreement") pursuant to which the Company granted Motorola both demand registration rights (for up to four registrations) and piggyback registration rights related to Shares obtained in connection with the Series A Preferred stock or Warrants No. Series A 001 and A 002. The Company further agreed to use its best efforts to ensure that the conditions to the availability of Rule 144 set forth in paragraph (c) thereof shall be satisfied, and to use its reasonable efforts to cause all conditions to the availability of

Form S-3 to be met as soon as practicable after the date of the February 2002 Registration Rights Agreement. The February 2002 Registration Rights Agreement was amended as of April 22, 2002 to make it clear that the warrants issued as consideration for the Letter of Certification to NASD, as described below, were entitled to the benefits of the February 2002 Registration Rights Agreement.

        Commitment Letter.    Pursuant to the Commitment Letter dated March 29, 2002 between Motorola and the Company, Motorola agreed to provide Financing Facility to the Company. The Commitment Letter provides that Motorola has the option at the time of any drawdown thereunder by the Company of the Financing Facility to either treat such drawdown as (a) an increase in the aggregate principle amount of convertible secured debt owed by the Company to Motorola under the Credit Agreement as represented by the Convertible Promissory Note, or (b) as an additional preferred stock investment with terms (other than price) substantially identical to those contained in the Securities Purchase Agreement. In either instance, the Company would grant Motorola warrant coverage consistent in amount with that given in connection with either the Convertible Promissory Note or the Securities Purchase Agreement. The pricing of any preferred stock investment or of any of the March 2002 Warrants will be the lower of the average of the closing prices of the Company's Shares for either (a) the five days prior to March 29, 2002, or (ii) five days prior to the particular drawdown by the Company. The Company drew down $13 million under the Financing Facility for shares of the Series A-1 Preferred pursuant to the terms of the June 2002 Securities Purchase Agreement, as described below.

        Letter of Certification.    Pursuant to the Letter of Certification, Motorola agreed that, within ten days of the execution of such letter, Motorola would execute and deliver to the Company a waiver pursuant to which it would, in its capacity as holder of the Company's Series A Preferred, agree: (i) to waive, through November 1, 2002, its right of redemption under Section B(2) of the Certificate of Designation of the Company's Series A Preferred in the event of a change of control or sale of a material portion of the Company's assets and (ii) not to transfer the Series A Preferred unless the transferee agrees in writing to be bound by the foregoing waiver.

        In addition, Motorola agreed in the Letter of Certification that it would undertake that to the extent necessary for the Company to achieve compliance with all current Nasdaq National Market listing requirements (including, when applicable, the stockholders' equity requirement) by June 30, 2002 and for the remainder of fiscal year 2002, it would: (a) modify all or a portion of its Financing Facility by amending the terms of the Financing Facility such that any drawdowns by the Company under the Financing Facility will be in exchange for the issuance of Series A Preferred subject to the waiver of the change of control redemption right described above; (b) if the modification to the Financing Facility contemplated by clause (a) is not sufficient for the Company to maintain compliance with the listing requirements, convert up to $6 million of the Company's existing indebtedness to Motorola to equity such that the converted indebtedness will be classified as equity on the Company's balance sheet on a going forward basis; and (c) if necessary to comply with the Nasdaq National Market's stockholders' equity requirement once it becomes mandatory in the fourth quarter of 2002, further amend the terms of the Series A Preferred such that it would be classified as equity on the Company's balance sheet on a going forward basis for purposes of the stockholders' equity listing requirement.

        The Letter of Certification also provided that the foregoing shall not limit the ability of Motorola and the Company to cause the Company to achieve and maintain compliance with all Nasdaq National Market listing requirements pursuant to reverse stock splits or other restructuring of Series A Preferred or indebtedness of the Company to Motorola in a manner so that such preferred stock or indebtedness would be classified as equity on the Company's balance sheet.

        As consideration for the Letter of Certification to NASD, the Company issued to Motorola the following warrants, exercisable five years from the date of the NASD letter all with an exercise price of $2.00 per share and expiring on April 22, 2012: (i) 100,000 warrants for the Letter of Certification and the overall contingent re-structuring; and (ii) 300,000 warrants for the waiver of the redemption in the event of a change of control relating to the $30 million Series A.

        Securities Purchase Agreement dated June 25, 2002.    On June 25, 2002, Motorola and the Company entered into the June 2002 Securities Purchase Agreement whereby Motorola purchased 277,311 shares of the Series A-1 Preferred at a per share purchase price of $119.00, for a total purchase price of approximately $33 million. The total purchase price consisted of (i) the conversion of the $20 million under the Convertible Promissory Note issued by the Company to Motorola into shares of Series A-1 Preferred and (ii) cash in the amount of $13 million representing a drawdown on the Financing Facility. Each share of Series A-1 Preferred is initially convertible into 100 shares of the Company's common stock at an initial conversion price of $1.19 per share; is entitled to cumulative dividends at an annual rate of 7.5%, payable in cash or additional shares of Series A-1 Preferred; and is entitled to a liquidation preference of $297.50 per share in the event of insolvency or dissolution of the Company, in the event of certain change in control, merger or consolidation events and in the event of sales or transfers of a material portion of Company's assets outside the ordinary course of business. Motorola has waived its right to receive the liquidation preference in the event of a change of control or sale of a material portion of the Company's assets if such event occurs prior to November 1, 2002. Holders of a majority of the Series A-1 Preferred may require the Company to redeem the Series A-1 Preferred on or after June 25, 2007 at a per share redemption price of $142.80. Holders of Series A-1 Preferred may vote their shares together with holders of Common Stock on an as-converted to common stock basis, and certain material actions require the consent of holders of a majority of the Series A-1 Preferred. In connection with the issuance of the Series A-1 Preferred, the Company granted Motorola: (i) a warrant to purchase 6,008,403 shares of the Company's common stock which is currently exercisable with an exercise price of $1.19 per share and expiring on June 24, 2007 and (ii) a warrant to purchase 330,000 shares of the Company's common stock which is exercisable after June 25, 2007 with an exercise price of $2.00 per share expiring on June 24, 2012

        Registration Rights Agreement dated June 25, 2002.    In connection with the Securities Purchase Agreement dated June 25, 2002, Warrant No. A-1 001 and Warrant No. A-1 002 discussed above, the Company also entered into a Registration Rights Agreement (the "June 2002 Registration Rights Agreement") pursuant to which the Company granted Motorola both demand registration rights (for up to four registrations) and piggyback registration rights related to Shares obtained in connection with the Series A-1 Preferred stock or Warrants Nos. A 001 and A 002. The Company further agreed to use its best efforts to ensure that the conditions to the availability of Rule 144 set forth in paragraph (c) thereof shall be satisfied, and to use its reasonable efforts to cause all conditions to the availability of Form S-3 to be met as soon as practicable after the date of the June 2002 Registration Rights Agreement.

Item 7. Material to be Filed as Exhibits.

        Item 7 is amended and restated to read as follows:

1.	Form of Agreement and Plan of Merger, by and among Motorola, Lucerne and General Instrument (incorporated by reference to Appendix A to Motorola's registration statement ("Motorola's Registration Statement") on Form S-4, File No. 333-88735, filed with the Commission on November 30, 1999).
2.
Form of Registration Rights Agreement, by and among General Instrument, the Company and Spencer Trask (incorporated by reference to Exhibit 4.2 to amendment number 6 ("Amendment No. 6") to the Company's registration statement on Form S-1, File No. 333-85999 (the "Registration Statement"), filed with the Commission on November 9, 1999).

3.	Form of Voting Trust Agreement, by and among General Instrument, the Company and ChaseMellon Shareholder Services, LLC, as trustee (incorporated by reference to Exhibit 9.1 to Amendment No. 6).
4.	Form of Corporate and Intercompany Agreement, between General Instrument and the Company (incorporated by reference to Exhibit 10.2 to Amendment No. 6).
5.	Credit Agreement, dated as of May 16, 2001, between the Company and Motorola (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on May 29, 2001).
6.	Security Agreement, dated as of May 16, 2001, between the Company and Motorola (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed on May 29, 2001).
7.	Form of May Warrants, between the Company and Motorola (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K filed on May 29, 2001).
8.	Registration Rights Agreement, dated as of May 16, 2001, between the Company and Motorola. (Previously filed with Motorola's Amendment No. 1 to the Initial Statement filed on June 15, 2001)
9.	Guarantee, dated as of October 24, 2001, between Motorola and Northwestern Mutual Life Insurance Company.
10.	Environmental Indemnity Agreement, dated as of October 24, 2001, between Motorola and Northwestern Mutual Life Insurance Company.
11.	Form of Warrant No. 10 between the Company and Motorola.
12.	December 11, 2001 Amendment to Credit Agreement, dated May 16, 2001, between the Company and Motorola.
13.	Convertible Promissory Note, dated as of December 11, 2001, between the Company and Motorola.
14.	Form of Warrant No. 11 between the Company and Motorola.
15.	Securities Purchase Agreement, dated as of February 20, 2002, between the Company and Motorola.
16.	Form of Warrant No. Series A 001 between the Company and Motorola.
17.	Form of Warrant No. Series A 002 between the Company and Motorola.
18.
Registration Rights Agreement Amendment No. 1 dated October 24, 2001, to Registration Rights Agreement dated May 16, 2001, between the Company and Motorola (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q filed on November 14, 2001).
19.	Registration Rights Agreement Amendment No. 2 dated December 11, 2001, to Registration Rights Agreement dated May 16, 2001, between the Company and Motorola.
20.	Registration Rights Agreement dated February 20, 2002, between the Company and Motorola.
21.	Commitment Letter dated March 29, 2002 between Motorola and the Company.
*22.	Form of Warrant No. Series A 003 between the Company and Motorola.
*23.	May 30, 2002 Amendment to Credit Agreement dated May 16, 2001, between the Company and Motorola.
24.	Securities Purchase Agreement, dated as June 25, 2002, between the Company and Motorola (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed on June 27, 2002).

25.	Registration Rights Agreement dated June 25, 2002, between the Company and Motorola (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K filed on June 27, 2002).
26.	Form of Warrant No. Series A-1 between the Company and Motorola (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K filed on June 27, 2002).

*
Filed herewith

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2002

MOTOROLA, INC.

By:	/s/ CAROL FORSYTE
Name:	Carol H. Forsyte
Title:	Vice President, Corporate and Securities

APPENDIX I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA

        The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA

Christopher B. Galvin.... Chairman of the Board and Chief Executive Officer, Motorola, Inc.

Edward D. Breen.... President and Chief Operating Officer, Motorola, Inc.

Francesco Caio.... Chief Executive Officer, Netscalibur. His Business address is:Via Caldera 21, 20153 Milano, Italy. Mr. Caio is a citizen of Italy.

H. Laurance Fuller.... Retired; formerly Co-Chairman of the Board of Directors, BP Amoco, p.l.c. His business address is: Primary Business Center, 1111 E. Warrenville Road, Suite 257, Naperville IL 60563.

Anne P. Jones.... Consultant. Her business address is: 5716 Bent Branch Road, Bethesda, MD 20816.

Judy C. Lewent.... Executive Vice President and Chief Financial Officer, Merck & Co., Inc. Her business address is: Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.

Dr. Walter E. Massey.... President of Morehouse College. His business address is: Morehouse College, 830 Westview Drive, SW, Atlanta, GA 30314.

Nicholas Negroponte.... Chairman of the Massachusetts Institute of Technology Media Laboratory. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.

John E. Pepper, Jr.... Chairman of the Board of Directors, Procter & Gamble Co. His business address is: Procter & Gamble Co., One Procter & Gamble Plaza, Cincinnati, OH 45202.

Samuel C. Scott III.... Chairman and Chief Executive Officer, Corn Products International. His business address is: CPC International, Inc., 6500 Archer Road, Summit-Argo, IL 60501.

Douglas A. Warner III....Retired; formerly Chairman of the Board J.P. Morgan Chase & Co. His business address is: J.P. Morgan Chase & Co., 345 Park Avenue, 11th Floor, New York, NY 10154.

B. Kenneth West.... Senior Consultant for Corporate Governance to Teachers Insurance and Annuity Association-College Retirement Equities Fund. His business address is: Retired Chairman of the Board, Harris Bankcorp, Inc., 111 W. Monroe (LLW), Chicago, IL 60603.

Dr. John A. White.... Chancellor, University of Arkansas. His business address is: University of Arkansas, 425 Administration Building, Fayetteville, AR 72701.

EXECUTIVE OFFICERS OF MOTOROLA, INC.
(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

Keith J. Bane.... Executive Vice President and President, Global Strategy and Corporate Development.

Robert L. Barnett.... Executive Vice President and President, Commercial, Government and Industrial Solutions Sector.

Glenn A. Gienko.... Executive Vice President and Motorola Director of Human Resources.

David W. Devonshire.... Executive Vice President and Chief Financial Officer.

A. Peter Lawson.... Executive Vice President, General Counsel and Secretary.

Thomas J. Lynch.... Executive Vice President and President, Integrated Electronic Systems Sector.

Daniel M. Moloney.... Executive Vice President and President, Broadband Communications Sector.

Adrian R. Nemcek....Senior Vice President and President, Global Telecom Solutions Sector.

Dennis A. Roberson.... Executive Vice President and Chief Technology Officer.

Fred (Theodore) A. Shlapak.... Executive Vice President and President, Semiconductor Products Sector.

Mike S. Zafirovski.... Executive Vice President and President, Personal Communications Sector.

QuickLinks

Item 1. Security and Issuer.
Item 2. Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
Item 7. Material to be Filed as Exhibits.
SIGNATURE
APPENDIX I
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA
DIRECTORS OF MOTOROLA
EXECUTIVE OFFICERS OF MOTOROLA, INC. (WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)